Exhibit 99.1

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON

WEDNESDAY, MAY 16, 2012

AND

MANAGEMENT PROXY CIRCULAR

April 16, 2012

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, on Wednesday, May 16, 2012 at 10:00 a.m., local time, for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2011, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation; and

(4)	to transact such other business as may properly come before the Meeting.

A shareholder who is unable to attend the Meeting in person may appoint an other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting by completing the enclosed form of proxy or the one provided by your intermediary (stockbroker, bank, trust or trustee) and returning same to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1100 University Street, 12th Floor, Montreal, Québec, Canada H3B 2G7, prior to 5:00 p.m. (Eastern Time) on May 14, 2012.

DATED at Montreal, Québec, Canada, April 16, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary Theratechnologies Inc. 2310 Alfred-Nobel Boulevard Montreal, Québec, Canada H4S 2B4

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 16, 2012, except as otherwise noted. All dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

TABLE OF CONTENTS

ITEM I.	INFORMATION RELATING TO VOTING	1
1.	By Proxy	1
2.	In Person	2
3.	Voting Securities and Principal Holders	2
ITEM II	SUBJECTS TO BE TREATED AT THE MEETING	4
1.	Receipt of Financial Statements	4
2.	Election of Directors	4
	Composition of the Board of Directors	4
	Nominees	4
	Directors Compensation	9
	Outstanding Option-Based Awards and Share-Based Awards	11
	Incentive Plan Awards – Value vested or earned during the year	13
	Directors and Executive Officers Shareholding Policy	13
	Director’s Mandatory Retirement Policy	13
	Indebtedness of Directors	14
	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	14
3.	Appointment of Auditors	14
4.	Other Matters to be Acted Upon	15
ITEM III.	COMPENSATION	16
1.	Compensation Discussion & Analysis	16
	Objectives of the Compensation Program	16
	What the Compensation Program is Designed to Reward	16
	When and How is Compensation Determined	16
	Elements of Compensation Program	17
	Consulting Fees Paid to Towers Watson	22
2.	Named Executive Officers	23
3.	Summary Compensation Table	25
4.	Incentive Plan Awards	27
	Outstanding Option-Based Awards and Share-Based Awards	27
	Incentive Plan Awards – Value vested or earned during the year	28
5.	Termination and Change of Control Provisions	29
6.	Performance Graph	34
7.	Other Information	35
	Description of the Share Purchase Plan	35
ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE	37
	Audit Committee Information	42
ITEM V.	OTHER INFORMATION	43
1.	Additional Documentation	43
2.	Approval by the Board of Directors	43
APPENDIX A - Mandate of the Board of Directors
APPENDIX B - Director Orientation and Continuing Education Policy
APPENDIX C - Nominating and Corporate Governance Committee Charter
APPENDIX D - Compensation Committee Charter

ITEM I.	INFORMATION RELATING TO VOTING

You may vote your shares either through a proxy or in person at the annual meeting of shareholders of the Corporation (the “Meeting”).

1.	By Proxy

Solicitation of Proxies

This Circular is provided in connection with the solicitation by the management of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”) of proxies to be used at the Meeting of the Corporation to be held on Wednesday, May 16, 2012, at the time, place and for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and at any continuation of the Meeting after adjournment thereof.

The solicitation of proxies is being primarily made by mail but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

Terms of Proxy Grant

By completing the enclosed form of proxy, or the one provided by your intermediary, you appoint the persons proposed in that form to represent your interests and vote your shares on your behalf at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Corporation. However, you have the right to appoint a person or Corporation other than the ones designated in the form of proxy to represent you at the Meeting. To do this, you must insert such person’s name in the blank space provided in the form of proxy enclosed hereto or complete another form of proxy. It is not necessary to be a shareholder of the Corporation in order to act as a proxy.

If you hold your shares through an intermediary (a stockbroker, a bank, a trust, a trustee, etc.), you are not a registered shareholder in the registry of shareholders of the Corporation held by Computershare Trust Company of Canada (“Computershare”). Therefore, you cannot vote your shares directly at the Meeting. If this is your situation, you will receive from your intermediary explanation as to how to appoint proxies and have them vote your shares. To ensure that your instructions are respected, you must deliver them to your intermediary within the prescribed deadline. For any questions, please contact your intermediary directly.

Proxy Voting

The persons named or appointed in the form of proxy will, on a show of hands or any ballot that may be called, vote (or withhold from voting) your shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxy holder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof. However, to our knowledge, all matters to be brought before the Meeting are mentioned in appropriate fashion in the Notice of Meeting.

INFORMATION RELATING TO VOTING	PAGE 1
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Delivery of Form of Proxy and Deadlines

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send the completed form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1100 University Street, 12th Floor, Montreal, Québec H3B 2G7, prior to 5:00 p.m. (Eastern time) on May 14, 2012 (unless you attend the Meeting in person). All shares represented by proper proxies accompanied by duly completed declarations received by Computershare at the latest on such date and prior to such time will be voted in accordance with your instructions as specified in the proxy form on any ballot that may be called at the Meeting.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.

Revocation of a Proxy

You may, at any time, including any continuation of the Meeting after adjournment thereof, revoke a proxy for any business with respect to which said proxy confers a vote that has not already been cast.

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send a written notice to revoke a proxy bearing your signature or that of your proxy (or a representative of your proxy if your proxy is a Corporation) to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1100 University Street, 12th Floor, Montreal, Québec H3B 2G7, prior to 5:00 p.m. (Eastern time) on May 14, 2012. You may also revoke a proxy in person at the Meeting by making a request to that effect to the Secretary of the Corporation.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.

2.	In Person

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, you may present yourself on the date, at the time and place set forth in the Notice of Meeting and register with the representatives of Computershare who will be at the Meeting. You should then follow voting instructions given by the Chairman of the Meeting.

If you hold your shares through an intermediary and you wish to vote your shares in person at the Meeting, please proceed as indicated in the documentation sent by your intermediary. For any questions, please contact your intermediary directly.

3.	Voting Securities and Principal Holders

As at April 13, 2012, there were 61,010,603 common shares (the “Common Shares”) of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 10, 2012, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof, if present or

INFORMATION RELATING TO VOTING	PAGE 2
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represented by proxy thereat. However, even if you have acquired Common Shares after the Record Date, you will be entitled to vote at the Meeting if, at least twenty-four (24) hours prior to the Meeting, you produce certificates for such Common Shares properly endorsed by the seller, or if you otherwise establish that you own such Common Shares and have requested that your name be included on the list of shareholders entitled to receive the Notice of Meeting.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation, other than Ingalls & Snyder, LLC. who, based exclusively on a report filed on the Canadian System for Electronic Disclosure by Insiders on April 11, 2012, holds approximately 11.22% (6,845,245) of the outstanding Common Shares of the Corporation.

INFORMATION RELATING TO VOTING	PAGE 3
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ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING

1.	Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2011 together with the auditors’ report thereon will be presented at the Meeting. The financial statements have been mailed to you if you requested them, along with this Circular. The financial statements are also available as part of the Corporation’s filings on the SEDAR website at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov. No vote is required on this matter.

2.	Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently composed of eight (8) directors. Consistent with the announcement of the Corporation made on December 7, 2011 aiming at reducing the costs associated with the Board, the Board decided to reduce the number of directors and, accordingly, shareholders will be asked to elect six (6) directors at the Meeting. All of the nominees mentioned below for the director positions of the Corporation are elected for a one year term ending at the next annual meeting of shareholders or when his successor is elected, unless he resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

Nominees

Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his mandate as director.

The following table sets forth, for each nominee, the following information:

•	his name;

•	his age;

•	his place of residence;

•	his independence from the Corporation;

•	the date he became a director;

•	his principal occupation;

•	his biography;

•	his areas of expertise;

•	his compliance with shareholding policy;

•	his memberships on the committees of the Board of the Corporation;

•	the number of Board and committee meetings attended in the fiscal year ended November 30, 2011; and

•	the number of Common Shares, deferred share units (“DSUs”) and stock options held or controlled.

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSUs and options held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date. The information appearing under “Cease Trade Orders, Bankruptcies, Penalties or Sanctions” is based on the statements made by the nominees.

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Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of the nominees whose names are set out in the table below.

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Gilles Cloutier

Age: 68

Chapel Hill,

North Carolina,

United States

Independent Director since:

March 28, 2003

Complies with Shareholding Policy(1)

Areas of Expertise:

•	Pharmaceutical Industry

•	Regulatory

•	Research & Development

Principal Occupation	Corporate Director

Dr. Gilles Cloutier has over 30 years of experience in the pharmaceutical industry including five years with contract research organizations, providing strategic support to biotechnology and pharmaceutical companies. Dr. Cloutier has also held key positions with large North-American pharmaceutical companies, where he developed expertise in the field of clinical research. His experience includes the development and approval of several drugs in Canada, the United States and Europe. Dr. Cloutier sits on the board of the Corporation and is also a director on the board of the Fondation André Delambre for amyotrophic lateral sclerosis (ALS).

Committee Membership and Meetings Attended in Fiscal Year 2011	#	%
Board of Directors	12 of 12	100%
Nominating and Corporate Governance Committee	4 of 4	100%
Strategic Committee	5 of 5	100%

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
71,000	3,000	50,000

John-Michel T. Huss

Age: 48

Westmount, Québec,

Canada

Non-independent Director since:

December 2, 2010

Does Not Comply with Shareholding Policy(1)

Areas of Expertise:

•	Pharmaceutical Industry

•	Commercialization

•	Mergers & Acquisitions

Principal Occupation	President and Chief Executive Officer of the Corporation

John-Michel T. Huss brings more than 20 years of global experience in the pharmaceutical industry to Theratechnologies. He began his career at Merck & Co., occupying various sales and marketing positions in the United States and in Europe. In 1996, he accepted an International Product Manager position at the headquarters of F. Hoffman-La Roche, in Basel, Switzerland. Mr. Huss joined Sanofi-Synthelabo GmbH in 1999, where he held positions in Germany and in Canada. He was appointed General Manager of the Swiss subsidiary at Sanofi in 2007 (Sanofi-Synthelabo merged with Aventis in 2004), and in 2009 was promoted to the position of Chief of Staff, Office of the CEO, in Paris. In 2011, Mr. Huss joined the board of BioQuébec and the board of Rx&D in Canada.

Committee Membership and Meetings Attended in Fiscal Year 2011	#	%
Board of Directors	11 of 12	92%
Financing Committee (2)

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
14,000	149,290	250,000

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Gérald A. Lacoste

Age: 68

Rivière Rouge,

Québec, Canada

Independent Director since:

February 8, 2006

Does Not Comply with Shareholding Policy(1)

Areas of Expertise:

•	Securities and Market Regulations

•	Corporate Governance

•	Mergers & Acquisitions

Principal Occupation	Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and CEO of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste is currently a corporate director, actively involved in the biotechnology industry, and is a member of the North American Free Trade Agreement (NAFTA) arbitration panel.

Committee Membership and Meetings Attended in Fiscal Year 2011	#	%
Board of Directors	12 of 12	100%
Audit Committee	5 of 5	100%
Nominating and Corporate Governance Committee	4 of 4	100%
Strategic Committee	5 of 5	100%

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
11,000	6,982	35,000

Paul Pommier

Age: 70

Laval, Québec,

Canada

Independent Director since:

January 6, 1997

Complies with Shareholding Policy(1)

Areas of Expertise:

•	Corporate Finance

•	Securities

•	Mergers & Acquisitions

Principal Occupation	Chairman of the Board of the Corporation

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings.

Committee Membership and Meetings Attended in Fiscal Year 2011	#	%
Board of Directors	12 of 12	100%
Audit Committee	5 of 5	100%
Compensation Committee	1 of 1	100%
Nominating and Corporate Governance Committee	4 of 4	100%
Strategic Committee	5 of 5	100%
Financing Committee (2)

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
220,100	32,627	65,000

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Jean-Denis Talon (3)

Age: 71

Montreal,

Québec, Canada

Independent Director since:

May 10, 2001

Complies with Shareholding Policy(1)

Areas of Expertise:

•	Human Resources

•	Governmental Relations

•	Mergers & Acquisitions

Principal Occupation	Corporate Director

Mr. Jean-Denis Talon had a successful career with AXA Insurance over a period of more than 20 years, ultimately becoming President and Chief Executive Officer. He was Chairman of the Board of AXA Canada until September 2011. Mr. Talon is also a former President of the Financial Affairs Committee at the Insurance Bureau of Canada.

Committee Membership and Meetings Attended in Fiscal Year 2011	#	%
Board of Directors	12 of 12	100%
Audit Committee	5 of 5	100%
Compensation Committee	1 of 1	100%
Financing Committee(2)

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
70,000	3,000	60,000

Luc Tanguay (4)

Age: 54

Town of Mount Royal,

Québec, Canada

Non-independent Director since:

December 6, 1993

Complies with Shareholding Policy(1)

Areas of Expertise:

•	Corporate Finance

•	Securities

•	Mergers & Acquisitions

Principal Occupation	Senior Executive Vice President and Chief Financial Officer of the Corporation

Mr. Luc Tanguay has been active in the biotechnology industry for over 15 years. As a member of our senior management since 1996, he has contributed to our growth by facilitating access to public and private capital funding. A member of the board of directors since 1993, he has held various management positions since joining the Company. Prior to joining us, Mr. Tanguay had a career in investment banking at National Bank Financial Inc. Mr. Tanguay obtained his M. Sc. Finance from the University of Sherbrooke.

Committee Membership and Meetings Attended in Fiscal Year 2011	#	%
Board of Directors	12 of 12	100%
Financing Committee(2)

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
83,000	27,572	395,000

(1)	See “Directors and Executive Officers Shareholding Policy” below.
(2)	No meeting of the Financing Committee was held in the fiscal year 2011. In February 2012, the Board decided to abolish the Financing Committee.
(3)	Mr. Talon was a member of the board of directors of Toptent Inc. (“Toptent”) from August 1, 2007 to November 26, 2009. On December 3, 2009, Toptent filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”). Subsequently, on May 7, 2010, Toptent filed a proposal under the Bankruptcy Act. The proposal was accepted by Toptent’s creditors on May 20, 2010.

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(4)	Mr. Tanguay was a member of the board of directors of Ambrilia Biopharma Inc. (“Ambrilia”) from August 22, 2006 to March 30, 2010. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). The purpose of the order issued by the court granting Ambrilia protection from its creditors was to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. On July 31, 2009, the Toronto Stock Exchange (“TSX”) halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On January 31, 2011, the TSX decided to delist the common shares of Ambrilia at the close of market on March 4, 2011 for failure to meet the continued listing requirements of the TSX. The common shares remain suspended from trading. On April 8, 2011, Ambrilia announced that it would seek permission to terminate the protection granted by the Superior Court pursuant to the CCAA and, upon permission of the Court, it would file for bankruptcy pursuant to the Bankruptcy Act.

Directors Compensation

The Corporation has adopted a compensation policy for its directors who are not employed on a full-time basis by the Corporation under which they are paid an annual retainer fee as well as attendance fees. In addition, the Corporation reimburses the reasonable expenses incurred by each director to attend Board meetings and committee meetings. In December 2010, the compensation committee (the “Compensation Committee”) met and reassessed the compensation paid to all Board members, committee members and to the chairs of each committee. The assessment was based on a review of public documents filed by Canadian companies listed on the TSX and dually listed on the TSX and NASDAQ markets. Criteria such as fields of operation, market capitalization, number of employees, development stage and revenue were taken into consideration by the Compensation Committee in reviewing the compensation paid to Board members, committee members and to chairs of each committee. Based on the recommendation of the Compensation Committee, effective January 1, 2010, the Board approved the compensation described in the table below for individuals who are not employees of the Corporation who act as Board members, committee members and chairs of those committees.

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However, consistent with the announcement of the Corporation made on December 7, 2011 aiming at reducing the costs associated with the Board, in February 2012, the Board reviewed and reduced the compensation to be paid to the directors who are not employees of the Corporation for the current fiscal year. The Board has also decided to abolish the Finance Committee. The revised compensation is also described in the table below.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2011	Revised Compensation for Fiscal Year 2012	Variation
Annual Retainer to Chair of the Board	$150,000	$100,000	(33%)
Annual Retainer to Board Members	$25,000	$17,500	(30%)
Attendance Fees Paid for Each Meeting of the Board of Directors
- in person	$2,000	$1,500	(25%)
- by conference call	$1,200	$800	(33%)
Annual Retainer to Chair of the Audit Committee	$12,000	$8,000	(33%)
Annual Retainer to Chair of each Committee (other than the Audit Committee and Finance Committee)	$8,000	$6,000	(25%)
Annual Retainer to Chair of Finance Committee	$15,000	—	(100%)
Annual Retainer to Independent Director of the Finance Committee	$10,000	—	(100%)
Annual Retainer to Committee Members	$4,000	$3,000	(25%)
Attendance Fees Paid for Each Meeting of a Committee(1)
- in person	$1,500	$1,000	(33%)
- by conference call	$1,200	$800	(33%)

(1)	No attendance fee is paid for meetings of the Finance Committee.

The following table details all components of the compensation provided to the directors of the Corporation as at November 30, 2011 and the value thereof.

	Fees earned ($)	Share-based awards(1)		Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Name		(#)	($)
Gilles Cloutier(2)	66,066	750	4,167	—	—	—	—	70,233

A. Jean de Grandpré(3)	87,383	750	4,167	—	—	—	—	91,550

Robert Goyer (4)(5)	32,866	5,250	29,167	—	—	—	—	62,033

Gérald A. Lacoste(6)	57,800	5,250	29,167	—	—	—	—	86,967

Paul Pommier(7)	264,510	5,250	29,167	—	—	—	—	293,677

Bernard Reculeau(8)	49,266	750	4,167	—	—	—	—	53,433

Jean-Denis Talon(9)	77,300	750	4,167	—	—	—	—	81,467

(1)	Share-based awards are composed of DSUs. DSUs are granted pursuant to the deferred share unit plan (the “DSU Plan”). The value of a DSU is equal to the average closing price of the Common Shares on the TSX on the date it is granted and during the four (4) previous trading days. DSUs were granted on February 9, 2011 and the value of a DSU was equal to $5.556. For the fiscal year ended November 30, 2011, the Board decided to increase by 33 1/3% the number of DSUs to be granted to directors as complete or partial payment of their annual retainer fees as Board members on the first tranche of 50% of their annual retainer. Consequently, the number of DSUs and the value thereof shown under these columns represent the tranche of DSUs granted by the Board above the number of DSUs purchased by a Board member and the number of DSUs granted to Board members who did not meet the shareholding policy. See “Directors and Executive Officers Shareholding Policy” and “Deferred Share Unit Plan” below.
(2)	Mr. Cloutier elected to purchase DSUs through the conversion of 50% of his annual retainer as a Board member and, accordingly, received an aggregate of 3,000 DSUs.
(3)	Mr. de Grandpré resigned from the Board effective December 6, 2011. In the last fiscal year, Mr. de Grandpré elected to purchase DSUs through the conversion of 100% of his annual retainer as Board member and, accordingly, received an aggregate of 5,250 DSUs.

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(4)	The services of Mr. Goyer are provided to the Corporation by Clinipharm (1987) Inc. (“Clinipharm”), a corporation controlled by Mr. Goyer, and all cash compensation for the services of Mr. Goyer is paid to this entity. Based on information received from Clinipharm as at April 12, 2012, Mr. Goyer received no compensation from Clinipharm from December 1, 2010 to November 30, 2011. All DSUs and options are granted to Mr. Goyer, personally.
(5)	Mr. Goyer was granted 100% of his annual retainer as Board member in DSUs given that he was not meeting the shareholding policy.
(6)	Mr. Lacoste was granted 100% of his annual retainer as Board member in DSUs given that he was not meeting the shareholding policy.
(7)	Mr. Pommier elected to purchase DSUs through the conversion of 50% of his annual retainer as chair of the Board and 50% of his annual retainer as Board member and, accordingly, received an aggregate of 20,998 DSUs.
(8)	Mr. Reculeau elected to purchase DSUs through the conversion of 50% of his annual retainer as Board member and, accordingly, received an aggregate of 3,000 DSUs.
(9)	Mr. Talon elected to purchase DSUs through the conversion of 50% of his annual retainer as Board member and, accordingly, received an aggregate of 3,000 DSUs.

Outstanding Option-Based Awards and Share-Based Awards

The table below details the outstanding option-based awards and share-based awards as at November 30, 2011 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercice price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Gilles Cloutier	5,000	5.40	2013.05.07	—	—	—	1,725
	5,000	3.68	2014.05.03	—
	5,000	1.75	2015.05.06	2,750
	5,000	1.86	2016.03.30	2,200
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	2,500
	10,000	1.84	2019.03.28	4,600
	10,000	4.75	2020.06.08	—

A. Jean de Grandpré	5,000	10.55	2012.05.09	—	—	—	1,725
	5,000	5.40	2013.05.07	—
	5,000	3.68	2014.05.03	—
	5,000	1.75	2015.05.06	2,750
	5,000	1.86	2016.03.30	2,200
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	2,500
	10,000	1.84	2019.03.28	4,600
	10,000	4.75	2020.06.08	—

Robert Goyer	5,000	8.29	2017.03.29	—	—	—	12,075
	10,000	4.75	2020.06.08	—

Gérald A. Lacoste	5,000	1.86	2016.03.30	2,200	—	—	12,075
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	2,500
	10,000	1.84	2019.03.28	4,600
	10,000	4.75	2020.06.08	—

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	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercice price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Paul Pommier	5,000	10.55	2012.05.09	—	—	—	12,075
	5,000	5.40	2013.05.07	—
	5,000	3.68	2014.05.03	—
	5,000	1.75	2015.05.06	2,750
	5,000	1.86	2016.03.30	2,200
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	2,500
	10,000	1.84	2019.03.28	4,600
	10,000	4.75	2020.06.08	—

Bernard Reculeau	5,000	1.86	2016.03.30	2,200	—	—	1,725
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	2,500
	10,000	1.84	2019.03.28	4,600
	10,000	4.75	2020.06.08	—

Jean-Denis Talon	5,000	10.55	2012.05.09	—	—	—	1,725
	5,000	5.40	2013.05.07	—
	5,000	3.68	2014.05.03	—
	5,000	1.75	2015.05.06	2,750
	5,000	1.86	2016.03.30	2,200
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	2,500
	10,000	1.84	2019.03.28	4,600
	10,000	4.75	2020.06.08	—

(1)	The value of unexercised in-the-money options at fiscal year end is the difference between the closing price of the Common Shares on November 30, 2011 ($2.30) on the TSX and the respective exercise price of the options.
(2)	The market or payout value of share-based awards that have vested as at November 30, 2011 is determined by multiplying the closing price of the Common Shares as at such date ($2.30) on the TSX by the number of share-based awards held as at such date. However, the market or payout value shown under this column excludes the value of the DSUs that directors elected to purchase through the conversion of their annual retainer as Board members.

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Incentive Plan Awards – Value vested or earned during the year

The table below details the value vested or earned during the fiscal year ended November 30, 2011 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year(1) ($)	Non-equity incentive plan compensation Value earned during the year ($)
Gilles Cloutier	—	4,230	—

A. Jean de Grandpré	—	4,230	—

Robert Goyer	—	29,610	—

Gérald A. Lacoste	—	29,610	—

Paul Pommier	—	29,610	—

Bernard Reculeau	—	4,230	—

Jean-Denis Talon	—	4,230	—

(1)	The value of vested share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date of grant (February 9, 2011 - $5.64) by the number of share-based awards held as at such date. However, the value shown under this column excludes the value of the DSUs that directors elected to purchase through the conversion of their annual retainer as Board members.

Directors and Executive Officers Shareholding Policy

To align directors and executive officer’s interests with those of shareholders, the Board has adopted a minimum shareholding policy for directors, the President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer of the Corporation in December 2010. The Board intends to apply this policy to all executive officers. Pursuant to the policy, each director is required to hold Common Shares, DSUs, or a combination thereof, representing at least 400% of the value of its annual retainer to act as a Board member of the Corporation. A director is granted DSUs as payment of his annual retainer as a Board member until he holds a number of Common Shares and DSUs having the prescribed value. The shareholding value for the President and Chief Executive Officer and for the Senior Executive Vice president and Chief Financial Officer was set at 300% and 150%, respectively, of their annual base salary. The shareholding value for the other executive officers is intended to be 150% of their annual base salary as well. The President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer were given a three (3) to five (5) year period to hold such values. The value of an individual’s shareholding is based on the higher of the acquisition cost of a Common Share and/or a DSU and its (their) fair market value. The value is revised on a calendar quarter basis for each director and on November 30 of each year for the President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer. However, once the value is reached, the fluctuations in the fair market value of the Common Shares and DSUs do not affect the meeting of the shareholding policy by an individual.

Directors’ Mandatory Retirement Policy

During the last fiscal year, the Board adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who reach the age of 75 or who have been acting as directors for 15 consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. The current Board members are grandfathered from this policy.

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Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominee for election as director of the Corporation is indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation was indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described in notes 3 and 4 under “Election of Directors – Nominees”, to the knowledge of management of the Corporation, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

3.	Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, chartered accountants from Montreal, who have been the Corporation’s auditors since October 19, 1993. They will hold office until the next annual meeting of shareholders or until their successors are appointed.

The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2011 and November 30, 2010.

	Fiscal Year Ended November 30, 2011	Fiscal Year Ended November 30, 2010
Audit Fees (1)	$495,000	$122,000
Audit-Related Fees (2)	$15,250	$158,025
Tax Fees (3)	$35,285	$56,600
All Other Fees	—	—

(1)	Audit fees include fees of $355,000 for audit services performed in connection with our intended public offering and our subsequent listing on NASDAQ.
(2)

Audit-related fees relate to services rendered in connection with the conversion of our annual financial statements from Canadian Generally Accepted Accounting Principles into International Financial Reporting Standards.

(3)	Tax fees relate to services rendered in connection with the preparation of corporate tax returns and general tax advice.

Unless instructions are given to abstain from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, chartered accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

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4.	Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

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ITEM III.	COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee of the Corporation (the “Compensation Committee”). The Compensation Committee is currently comprised of three (3) independent directors, namely Jean-Denis Talon, who has been acting as chair since January 2011, Paul Pommier and Bernard Reculeau. Prior to January 1, 2011, the Compensation Committee was comprised of four (4) independent directors, namely Jean de Grandpré (chair until December 31, 2010), Paul Pommier, Bernard Reculeau and Jean-Denis Talon. The mandate, obligations and duties of the Compensation Committee are described in Appendix “B” to this Circular. For a discussion on directors’ compensation, see “ITEM II – Subject to Be Treated at the Meeting – Election of Directors – Directors Compensation”.

1.	Compensation Discussion & Analysis

Objectives of the Compensation Program

To achieve its business plan, the Corporation requires a strong and capable executive team. This justifies the need for an executive program that will attract, retain, motivate and reward its executive officers. The Corporation is committed to a compensation policy that is competitive and drives business performance.

What the Compensation Program is Designed to Reward

The compensation program of the Corporation (the “Compensation Program”) is designed to reward the executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and (iii) the objectives of each executive officers. It is also designed to enhance shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used.

In designing the Compensation Program, the Compensation Committee assessed the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing executive officers with short-term incentive awards and long-term incentive awards. In reviewing the recommendations of the Compensation Committee with respect to the Compensation Program, the Board analyzed the incentives comprised in the Compensation Program to ensure a fair balance between the short-term and long-term compensation components. The Board has not identified any risk arising from the Corporation’s Compensation Program and its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

When and How Is Compensation Determined

At the beginning of each fiscal year, usually in early December, the Compensation Committee meets to determine and recommend to the Board the base salary of executive officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its executive officers for the last completed fiscal year to determine

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whether or not an executive officer is entitled to the payment of a bonus and/or the grant of stock options and/or DSUs. The determination by the Compensation Committee of the annual base salary and payment of a bonus and/or grant of stock options and/or share-based awards for each executive officer is reviewed by the Board who has discretion to approve, disapprove or change the determination made by the Compensation Committee for each executive officer.

Elements of Compensation Program

The major elements of the Corporation’s executive Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentives through the granting of stock options and/or DSUs. All proposed changes to any compensation component of an executive officer are first reviewed internally by the President and Chief Executive Officer and the Vice President, Human Resources. The proposed changes are then presented to the Compensation Committee who makes a recommendation to the Board who has discretion to approve, disapprove or amend the proposed changes.

Annual Base Salary

Base salaries for each of the executive officer are based on the experience, expertise and competencies of each executive officer. In order to set the base salary of the executive officers (other than the president and chief executive officer) for the fiscal year ended November 30, 2011, the Compensation Committee considered publicly available economic data regarding the variation of the Consumer Price Index and publicly available data regarding forecasted salary percentage increase for that year. The Compensation Committee also considered the importance of the objectives to be attained by the executive officers and the Corporation during that year. No independent third-party report evaluating the compensation of executive officers was prepared in the fiscal year 2011.

However, the Compensation Committee used the report prepared for the Corporation by Towers Watson (formerly Towers Perrin), an independent third-party consulting firm, at the end of its fiscal year 2009 (the “2009 Report”) to set the annual base salary of the executive officers for the fiscal year 2011. The 2009 Report contained an annual comparative analysis of the total compensation paid to the Corporation’s executive officers against the total compensation paid to executive officers in various companies. Towers Watson’s analysis was based on a reference market of the following 19 companies (the “Reference Market”):

•	AEterna Zentaris Inc.

•	Angiotech Pharmaceuticals Inc.

•	AstraZeneca Canada Inc.

•	Bayer Inc.

•	Beckman Coulter Canada Inc.

•	Biogen Idec Canada Inc.

•	BioMS Medical Corp.

•	Cardiome Pharma Corp.

•	Eli Lilly Canada Inc.

•	Hoffman – La Roche Limited

•	Labopharm Inc.

•	Life Technologies Corporation

•	MDS Inc.

•	Methylgene Inc.

•	Bellus Health Inc.

•	Patheon Inc.

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•	QLT Inc.

•	Sanofi Pasteur Limited

•	Transition Therapeutics Inc.

The annual base salary of the President and Chief Executive Officer of the Corporation, John-Michel T. Huss, was determined concurrently with his other employment conditions prior to his joining the Corporation on December 1, 2010. The negotiations of these employment conditions were conducted prior to the Corporation knowing whether or not its first product, EGRIFTATM, would be approved by the Food and Drug Administration of the United States. The recruitment and negotiations of the employment conditions of John-Michel T. Huss were conducted by the strategic committee of the Corporation (the “Strategic Committee”). The Strategic Committee retained the services of Egon Zehnder International (“EZI”), an independent third-party consulting firm, to assist it with the recruitment of Mr. Huss and, subsidiarily, the negotiations of his employment conditions. The compensation paid to EZI was based on a flat fee and was not contingent on the successful recruitment of a new president and chief executive officer. The annual base salary and the other employment conditions agreed upon with Mr. Huss were based, among other things, on the long-term corporate objectives of the Corporation, the then prevailing market conditions, Mr. Huss’ experience and expertise in the pharmaceutical industry, the compensation earned by Mr. Huss in his prior position and on the fact that Mr. Huss was residing outside of Canada.

At the meeting of the Compensation Committee held in December 2011, the Compensation Committee recommended, and the Board agreed, that the annual base salary of all executive officers remain unchanged for the current fiscal year.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation to attain its corporate objectives and to increase its value. Bonuses are granted based on the attainment of the Corporation’s annual corporate objectives and the attainment of an executive officer’s objectives in connection with such corporate objectives.

The corporate objectives for the last fiscal year consisted in:

•	Maximizing the global commercial potential of EGRIFTATM;

•	Developing tesamorelin for muscle wasting in chronic obstructive pulmonary disease (“COPD”);

•	Solidifying the Corporation’s position as a leader in the field of GRF products; and

•	Pursuing external growth opportunities (collectively, the “Corporate Objectives”).

The employment agreements of the executive officers provide that they are entitled to receive a bonus equal to up to 33 1/3% of their annual base salary, except with respect to the President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer whose target bonus may reach up to 100% and up to 50%, respectively, of their annual base salary.

The Compensation Committee did not mathematically weigh the objectives of the Corporation against each other and the objectives of the executive officers against each other and against those of the Corporation in determining the compensation of the executive officers for the last fiscal year. The Compensation Committee rather considered the attainment of all corporate objectives as being the most important in order to set the compensation of the executive officers for the last fiscal year and the performance of the Common Shares on the TSX over the last 12 months.

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In addition to assessing the performance of the Common Shares of the Corporation on the TSX over the last 12 months, the Compensation Committee also reviewed the percentage change in the return of securities of 10 other publicly-listed biotechnology companies three (3) months prior to the approval of their first product until December 1, 2011. These companies had a market capitalization similar to the market capitalization of the Corporation as at December 1, 2011 (below $200,000,000) and had only one product approved as at December 1, 2011. The data shows that the median change for this period was minus 55%, like Theratechnologies. The basket of publicly-listed biotechnology companies was comprised of:

•	Acura Pharmaceuticals, Inc.: 20%;

•	Xenoport, Inc: (48%);

•	Savient Pharmaceuticals, Inc.: (82%);

•	Pozen, Inc.: (35%);

•	Somaxon Pharmaceuticals, Inc.: (32%);

•	Labopharm Inc.: (100%);

•	Dyax Corporation: (64%);

•	Neurogesx: (86%);

•	Allos Therapeutics, Inc.: (83%); and

•	Vanda Pharmaceuticals: 568%.

Following its review of the Corporate Objectives, the annual objectives of each executive officer, the performance of the Common Shares of the Corporation on the TSX over the last 12 months and the performance of the securities of the foregoing publicly-listed biotechnology companies, the Compensation Committee recommended, and the Board approved, that all executive officers, including the Named Executive Officers described below, receive 65% of their annual targeted bonus.

Long-Term Incentive Program

During the financial year ended November 30, 2010, the Compensation Committee retained the service of Towers Watson, an independent third-party consulting firm, to assess the long-term incentive program of the Corporation for its executive officers and directors. Based on their review of various long-term incentive programs existing in the Reference Market, Towers Watson recommended that the long-term incentive program of the Corporation be comprised of a stock option plan and a deferred share unit plan accompanied with a minimum shareholding policy for the directors and executive officers. At the same time, the grant policy under the Share Option Plan (as defined below) was reduced to allow the grant of DSUs.

The Corporation’s long-term incentive program is now composed of a share option plan (the “Share Option Plan”) and a deferred share unit plan (the “DSU Plan”).

The Share Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain, motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Description of the Share Option Plan” below. The number of options granted under the Share Option Plan is determined on the basis of the position of each executive officer, the attainment of corporate and individual objectives and the value of the options and the Common Shares at the time of grant as part of the total compensation of an executive officer. When assessing whether options should be granted to an executive officer, the Compensation Committee also factors in the number of options held by an executive officer, their vesting periods, expiry dates and exercise prices.

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The DSU Plan was adopted on December 10, 2010, and amended effective February 7, 2012, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Description of the Deferred Share Unit Plan” below. DSUs may be granted by the Board as part of the compensation of executive officers who may purchase them once a year through the conversion of all or part of their cash bonus into DSUs. For the fiscal year ended November 30, 2011, the Board discontinued its policy of increasing by 33 1/3% the number of DSUs issued to directors and executive officers on the first tranche of 50% of a director’s annual retainer or an executive officer’s cash bonus that is converted into DSUs.

The Corporation had a share purchase plan available to all employees and executive officers of the Corporation. However, under this plan, the Corporation may no longer offer its employees and executive officers to subscribe for Common Shares since the offering period expired on March 31, 2012. For a description of the share purchase plan, see “Other Information – Description of the Share Purchase Plan” below.

Description of the Share Option Plan

A maximum of 5,000,000 Common Shares have been reserved for stock option grants under the Share Option Plan, of which, as at the date of the Circular, 1,292,846 options remain available for issuance.

The Board administers the Share Option Plan. The Board designates the optionees and determines the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Share Option Plan and applicable legislative provisions established by the securities regulatory authorities. Options granted to executive officers generally vest as to 33 1/3% on each year starting twelve (12) months after the date of grant. The Board can modify or terminate the Share Option Plan subject to compliance with the rules set forth by regulatory authorities. However, certain amendments require the approval of a majority of the voting shareholders of the Corporation.

Unless otherwise determined by the Board, the options granted pursuant to the Share Option Plan may be exercised within a maximum period of ten (10) years following their date of grant, unless the optionee’s employment is terminated, other than for death, in which case the optionee’s unexercised vested options, if any, may be exercised within a period of one hundred eighty (180) days following the date of the employee’s termination. In the event of the death of an optionee prior to the expiry date of his options, the optionee’s legal personal representative may exercise the optionee’s unexercised vested options within twelve (12) months after the date of the optionee’s death. The options granted in accordance with the Share Option Plan cannot be transferred or assigned.

The exercise price at which the options may be granted pursuant to the Share Option Plan cannot be less than the closing price of the Common Shares on the TSX on the day preceding the date of grant of the options.

In addition, the Share Option Plan states that the number of Common Shares that may be issued to insiders, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares of the Corporation, and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding Common Shares. The number of Common Shares that may be issued to non-employee directors, within any one year period, under all security based compensation arrangements, cannot exceed 0.5% of the outstanding Common Shares of the Corporation.

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During the fiscal year ended November 30, 2011, the Board granted options under the Share Option Plan providing for the purchase of 250,000 Common Shares. These options were granted to the President and Chief Executive Officer in December 2010 as part of his overall employment conditions to act in such capacity for the Corporation.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2011.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-average Exercise Price of Outstanding Option	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan
Equity Compensation	2,329,470
Plan Approved by Shareholders	(3.83%)	$4.87	1,156,008
Equity Compensation Plans Not Approved by Shareholders	—	—	—

Total	2,329,470	$4.87	1,156,008

Description of the Deferred Share Unit Plan

On December 10, 2010, the Board of Directors adopted the DSU Plan for the benefit of its directors and executive officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individual to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. In addition to his right to convert all or part of his annual retainer as Board member, the Chair of the Board is also entitled to elect to receive all or part of his annual retainer as chair of the Board in DSUs. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (the “DSU Value”) is equal to the average closing price of the Common Shares on TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Prior to the amendment to the DSU Plan effective February 7, 2012, Beneficiaries who acted as directors had to elect to receive DSUs before December 23 of a calendar year for the ensuing calendar year. The amendments to the DSU Plan provide that a director must elect to receive DSUs as complete or partial consideration of his annual retainer to act as a Board member prior to each calendar quarter. Beneficiaries who act as executive officers must elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus.

For the purposes of granting DSUs, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU Value for executive officers is determined on the second business day after they have been notified of their annual cash bonus. Except with respect to DSUs granted to the President and Chief Executive Officer, DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a

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Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSUs will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year of the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date.

Pursuant to the terms and conditions of the employment agreement entered into with the President and Chief Executive Officer of the Corporation, DSUs granted to Mr. John-Michel T. Huss may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which DSUs were granted.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts require the signature of two of the following executive officers: the President and Chief Executive Officer, the Senior Executive Vice President and Chief Financial Officer, the Vice President, Legal Affairs, and Corporate Secretary and the Vice President, Finances.

In the last fiscal year, in order to help directors who did not meet the shareholding policy and as an incentive for those who met the policy to purchase DSUs through the conversion of their annual retainer fees as Board members, the Board decided to increase by 33 1/3% the number of DSUs granted to directors as complete or partial payment of their annual retainer fees as Board members on the first tranche of 50% of their annual retainer. The Board applied the same rule on up to 50% of the annual cash bonus paid to executive officers in December 2010 (for services rendered in the fiscal year ended November 30, 2010) who elected to convert such bonus into DSUs. The Board has not reconducted this measure for the current fiscal year for both directors and executive officers.

Consulting Fees Paid to Towers Watson

The table below sets forth the fees paid to Towers Watson for the fiscal years ended November 30, 2011 and November 30, 2010.

	Fiscal Year Ended November 30, 2011	Fiscal Year Ended November 30, 2010
Executive Compensation-Related Fees (1)	—	$27,105
All Other Fees	—	—

(1)	Executive Compensation-Related Fees relate to services rendered in connection with the review of the Corporation’s long-term incentive program.

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2.	Named Executive Officers

The named executive officers (the “Named Executive Officers”) of the Corporation for the last fiscal year were:

•	John-Michel T. Huss, President and Chief Executive Officer;

•	Luc Tanguay, Senior Executive Vice President and Chief Financial Officer;

•	Christian Marsolais, Vice President, Scientific Affairs and Alliances;

•	Chantal Desrochers, Vice President, Business Development and Commercialization; and

•	Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary.

The principal objectives of each Named Executive Officer for the last fiscal year were based on the Corporate Objectives.

John-Michel T. Huss – President and Chief Executive Officer

The objectives of the President and Chief Executive Officer for the last fiscal year were the same as those of the Corporation and are described in further details below under the three axis of the Corporate Objectives:

1 – Maximizing the global commercial potential of EGRIFTATM

•	Entering into agreements with commercial partners outside of the United States for the commercialization of EGRIFTATM;

•	Causing commercial partners to file marketing authorization applications in countries covered by the above-mentioned agreements;

•	Overseeing the recruitment of patients for the Phase 2 clinical study using tesamorelin for the treatment of muscle wasting in patients with COPD;

•	Pursuing the development of a new formulation for tesamorelin;

•	Overseeing the implementation of the pharmacovigilance system for EGRIFTATM.

2 – Solidifying the Corporation’s position as a leader in the field of novel GRF products

•	Overseeing the development of new GRF peptides;

•	Overseeing the development of new modes of administration for the GRF peptides.

3 – Pursuing internal and external growth opportunities

•	Assessing the pre-clinical and potential clinical program related to the development of a compound for the treatment of acute kidney injury;

•	Identifying molecules, other than GRF peptides, for further development;

•	Mapping and analyzing in-licensing opportunities.

4 – Others

•	Pursuing the listing of the Common Shares of the Corporation on an American stock exchange;

•	Preparing the corporate communication plan of the Corporation.

Luc Tanguay – Senior Executive Vice President and Chief Financial Officer

As the executive officer responsible to overview the finance and legal departments of the Corporation, Mr. Tanguay’s objectives in the last fiscal year consisted in:

•	Supervising the work necessary to launch a public financing leading to the listing of the Common Shares of the Corporation on an American stock exchange;

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•	Assisting the legal and business development teams in connection with the negotiations of agreements with commercial partners for the commercialization of EGRIFTATM;

•	Following-up on the risk management plan of the Corporation;

•	Implementing the corporate communication plan of the Corporation;

•	Supervising the work of outside financial advisors in connection with the pursuit of external growth opportunities;

•	Overseeing the conversion of the financial statements from Canadian Generally Accepted Accounting Principles into International Financial Reporting Standards.

Christian Marsolais, Vice President, Scientific Affairs and Alliances

Prior to the Corporation’s reorganization that occurred in December 2011, Mr. Marsolais was the executive officer responsible to overview the clinical research and medical affairs departments of the Corporation. As such, Mr. Marsolais’ objectives consisted in:

•	Transitioning the Corporation’s clinical know-how to the commercial partners of the Corporation to facilitate the filing of marketing authorization application for EGRIFTATM in various countries;

•	Supporting the Corporation’s commercial partners in responding to questions issued by regulatory authorities on EGRIFTATM;

•	Initiating the recruitment of patients for the Phase 2 clinical study using tesamorelin for the treatment of muscle wasting in patients with COPD;

•	Pursuing the development of a new formulation for tesamorelin;

•	Assisting EMD Serono, Inc. in connection with the various post-approval commitments required by the Food and Drug Administration of the United States with respect to EGRIFTATM;

•	Planning the clinical development of the new GRF peptides;

•	Assisting members of management in analyzing and reviewing internal and external growth opportunities.

Chantal Desrochers, Vice President, Business Development and Commercialization

As vice president, business development and commercialization, Mrs. Desrochers’ objectives were the followings:

•	Seeking partners for the commercialization of EGRIFTATM outside of the United States and negotiating and entering into agreements with same;

•	Seeking partners in various countries to pursue the development of tesamorelin in indications other than for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy;

•	Assisting and supporting the Corporation’s commercial partners in filing marketing authorization applications in various countries;

•

Implementing and managing, on behalf of the Corporation, the various committees with commercial partners in relation to the commercialization of EGRIFTATM and the development of a new indications using tesamorelin;

•	Overseeing the conduct of market research in connection with the development of a new indication using tesamorelin;

•	Assisting in the development of a new formulation of EGRIFTATM;

•	Assisting in the development of new modes of administration for the new GRF peptides;

•	Seeking and analyzing external growth opportunities.

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Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary

Mr. Lafond’s objectives for the last fiscal year consisted in:

•

Assisting each department of the Corporation with the negotiations, drafting and review of commercial agreements relating, among other things, to the commercialization of EGRIFTATM and to the recruitment of patients for the Phase 2 clinical study using tesamorelin for the treatment of muscle wasting in patients with COPD;

•	Preparing and reviewing the legal documents pertaining to the launch of a public offering and the listing of the Common Shares of the Corporation on an American stock exchange;

•	Overseeing the intellectual property portfolio of the Corporation;

•	Assisting in the preparation of, and minuting, the meetings held by the Board and each of its committees;

•	Overseeing the Corporation’s compliance with the rules and regulation of publicly-listed companies;

•	Supervising the legal work related to the class action lawsuit filed against the Corporation.

3.	Summary Compensation Table

The summary compensation table below details compensation for the fiscal years ended November 30, 2011, 2010 and 2009 for each of the Named Executive Officers of the Corporation for services rendered in all capacities.

							Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)		Option- based awards ($)		Annual incentive plans		Long-term incentive plans	Pension value (2) ($)	All other compensation(3) ($)		Total compensation ($)
John-Michel T. Huss(4) President and Chief Executive Officer	2011	602,307	239,382	(5)	1,020,000	(6)	640,000	(7)	—	22,450	177,101	(8)	2,701,240
	2010	—	—		—		—		—	—	—		—
	2009	—	—		—		—		—	—	—		—

Luc Tanguay Senior Executive Vice President and Chief Financial Officer	2011	377,446	—		—		122,200		—	22,450	—		522,096
	2010	366,404	57,914	(9)	—		182,500		—	22,000	—		628,818
	2009	353,354	—		99,260		176,000		—	21,000	—		649,614

Christian Marsolais Vice President, Scientific Affairs and Alliances	2011	266,019	—		—		57,416		—	7,981	—		331,416
	2010	245,942	34,150	(10)	—		80,850		—	7,531	—		368,473
	2009	220,846	—		188,285		100,000		—	6,512	—		515,643

Chantal Desrochers(11) Vice President, Business Development and Commercialization	2011	246,946	—		—		53,300		—	7,408	—		307,654
	2010	246,946	—		—		65,000		—	7,576	—		319,522
	2009	243,433	—		78,075		72,000		—	7,174	—		400,682

Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	2011	233,896	—		—		50,483		—	7,017	—		291,396
	2010	210,807	16,288	(12)	—		69,300		—	6,463	—		302,858
	2009	200,769	—		173,765		66,000		—	5,923	—		446,457

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(1)	Share-based awards are comprised of DSUs issued under the DSU Plan. The DSU Value on the date of grant was $5.41.
(2)	Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP. The contribution of the Corporation is limited to three percent (3%) of the annual base salary of each employee, except with respect to Mr. Huss and Mr. Tanguay. Under the terms of their respective employment agreements, the Corporation agreed to contribute on an annual basis to each of Mr. Huss and Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws.
(3)	Except for Mr. Huss, perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of $50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.
(4)	Mr. Huss was appointed President and Chief Executive Officer of the Corporation on December 1, 2010.
(5)	Represents 44,248 DSUs.
(6)	Represents 250,000 options granted at an exercise price of $5.65 vesting as to 50,000 on the date of grant and in additional tranches of 50,000 on the first, second, third and fourth anniversary dates of the date of grant. See the description of the employment agreement of John-Michel T. Huss under “Termination and Change of Control Provisions” below. The value of the option based awards for the fiscal year ended November 30, 2011 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i)	Risk-free interest rate:	2.72%

(ii)	Expected volatility:	74.00%

(iii)	Average option life in years:	7.5

(iv)	Expected dividends	NIL

(v)	Grant date share price:	$5.65

(vi)	Option exercise price:	$5.65

(7)	This amount includes a bonus of $390,000 for services rendered in the fiscal year ended November 30, 2011 and a one-time signing bonus payment of $250,000.
(8)	This amount includes rental payments of $56,880 for the house Mr. Huss was occupying with his family members in Europe prior to moving to Canada. None of the other perquisites paid to Mr. Huss in the last fiscal year exceeded 25% of the amount reported under this column.
(9)	Represents 10,705 DSUs. Of these 10,705 DSUs, 5,083 ($27,500) were granted to pay the difference between 100% of Mr. Tanguay’s annual targeted bonus ($182,500) for the fiscal year 2010 and the aggregate bonus he was awarded (115% or $210,000) and 5,622 DSUs were granted further to the decision of the Board to increase by 33 1/3% the number of DSUs that an executive officer was entitled to receive upon his election to convert up to 50% of his annual cash bonus in DSUs. Mr. Tanguay elected to convert 50% ($91,250) of his annual cash bonus ($182,500) into DSUs and received 16,867 DSUs.
(10)	Represents 6,312 DSUs. These DSUs were granted to Mr. Marsolais as payment of the difference between 100% of Mr. Marsolais’ annual targeted bonus ($80,850) for the fiscal year 2010 and the aggregate bonus he was awarded (142% or $115,000).
(11)	Mrs. Desrochers left the Corporation on December 23, 2011.
(12)	Represents 3,010 DSUs. Of these 3,010 DSUs, 2,347 ($12,700) were granted to pay the difference between 100% of Mr. Lafond’s annual targeted bonus ($69,300) for the fiscal year 2010 and the aggregate bonus he was awarded (118% or $82,000) and 663 DSUs were granted further to the decision of the Board to increase by 33 1/3% the number of DSUs that an executive officer was entitled to receive upon his election to convert up to 50% of his annual cash bonus in DSUs. Mr. Lafond elected to convert 16% ($10,764) of his annual cash bonus ($69,300) into DSUs and received 1,990 DSUs.

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4.	Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The table below details the outstanding option-based awards and share-based awards as at November 30, 2011 for each of the Named Executive Officers.

	Option-Based Awards				Share-Based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(3) ($)

John-Michel T. Huss President and Chief Executive Officer	250,000	5.65	2020.12.01	—	—	—	101,770

Luc Tanguay Senior Executive Vice President and Chief Financial Officer	200,000	8.00	2012.10.30	—			24,622
	125,000	1.94	2016.02.08	45,000
	25,000	8.23	2017.01.12	—
	20,000	1.80	2018.12.18	10,000
	25,000	3.84	2019.12.08	—

Christian Marsolais Vice President, Scientific Affairs and Alliances	25,000	11.48	2017.07.11	—	—	—	14,518
	25,000	10.60	2017.08.06	—
	1,000	8.50	2018.01.30	—
	65,000	1.80	2018.12.18	32,500
	35,000	3.84	2019.12.08	—

Chantal Desrochers Vice President, Business Development, and Commercialization	16,670	1.85	2015.03.16	7,502	—	—	—
	50,000	1.86	2016.03.30	22,000
	15,000	8.23	2017.01.12	—
	15,000	1.80	2018.12.18	7,500
	20,000	3.84	2019.12.08	—

Jocelyn Lafond Vice President, Legal Affairs, Corporate Secretary	25,000	8.29	2017.03.29	—	—	—	6,923
	25,000	10.60	2017.08.06	—
	65,000	1.80	2018.12.18	32,500
	30,000	3.84	2019.12.08	—

(1)	Share-based awards are comprised of DSUs only.
(2)	The value of unexercised in-the-money options at financial year end is the difference between the closing price of the Common Shares on November 30, 2011 ($2.30) on the TSX and the respective exercise prices of the options. The value shown in this table does not represent the actual value that a Named Executive Officer would have received if the options had been exercised as at November 30, 2011 since some of these options were not fully vested as of that date and, therefore, were not exercisable.
(3)	The market or payout value of share-based awards that have vested as at November 30, 2011 is determined by multiplying the closing price of the Common Shares as at such date ($2.30) on the TSX by the number of share-based awards held as at such date. However, the market or payout value shown under this column excludes the value of the DSUs that Named Executive Officers elected to purchase through the conversion of their annual cash bonus in the fiscal year 2010.

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Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2011 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)		Share-based awards- Value vested during the year(2)($)	Non-equity incentive plan compensation- Value earned during the year ($)
John Huss President and Chief Executive Officer	—		240,267	640,000	(3)

Luc Tanguay Senior Executive Vice President and Chief Financial Officer	40,397	(4)	58,128	122,200

Christian Marsolais Vice President, Scientific Affairs and Alliances	102,929	(5)	34,274	57,416

Chantal Desrochers Vice President, Business Development, and Commercialization	31,065	(6)	—	53,300

Jocelyn Lafond Vice President, Legal Affairs and Corporate Secretary	99,864	(7)	16,344	50,483

(1)	The value is determined by assuming that the options vested during the financial year would have been exercised on the vesting date. The value corresponds to the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options on that date.
(2)	The value of vested share-based awards is determined by multiplying the number of DSUs granted by the closing price of the Common Shares on the TSX on the date of grant. The DSUs were granted on December 15, 2010 and vested on that date. On December 15, 2010, the closing price of the Common Shares on the TSX was $5.43. The value shown under this column excludes the value of the DSUs that Named Executive Officers elected to purchase through the conversion of their annual cash bonus in the fiscal year 2010.
(3)	This amount includes a bonus of $390,000 for services rendered in the fiscal year ended November 30, 2011 and a one-time signing bonus payment of $250,000.
(4)	14,999 options vested in the last fiscal year, all of which had an exercise price lower than the closing price of the Common Shares on the TSX on their respective vesting dates. 8,333 options having an exercise price of $3.84 vested on December 8, 2010. On December 8, 2010, the closing price of the Common Shares on the TSX was $5.68. 6,666 options having an exercise price of $1.80 vested on December 18, 2010. On December 18, 2010 and the following date, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 20, 2010 ($5.56).
(5)	33,666 options vested in the last fiscal year, 33,332 of which had an exercise price lower than the closing price of the Common Shares on the TSX on their respective vesting dates. 11,666 options having an exercise price of $3.84 vested on December 8, 2010. On December 8, 2010, the closing price of the Common Shares on the TSX was $5.68. 21,666 options having an exercise price of $1.80 vested on December 18, 2010. On December 18, 2010 and the following date, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 20, 2010 ($5.56).

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(6)	11,666 options vested in the last fiscal year, all of which had an exercise price lower than the closing price of the Common Shares on the TSX on their respective vesting dates. 6,666 options having an exercise price of $3.84 vested on December 8, 2010. On December 8, 2010, the closing price of the Common Shares on the TSX was $5.68. 5,000 options having an exercise price of $1.80 vested on December 18, 2010. On December 18, 2010 and the following date, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 20, 2010 ($5.56).
(7)	31,666 options vested in the last fiscal year, all of which had an exercise price lower than the closing price of the Common Shares on the TSX on their respective vesting dates. 10,000 options having an exercise price of $3.84 vested on December 8, 2010. On December 8, 2010, the closing price of the Common Shares on the TSX was $5.68. 21,666 options having an exercise price of $1.80 vested on December 18, 2010. On December 18, 2010 and the following date, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 20, 2010 ($5.56).

5.	Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each Named Executive Officer pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2011.

John-Michel T. Huss

President and Chief Executive Officer

On August 31, 2010, the Corporation entered into an employment agreement for an indeterminate term with Mr. John-Michel T. Huss. His agreement was subsequently amended with an effective date of December 15, 2010 to define the terms pursuant to which DSUs granted to Mr. Huss would be redeemed. In addition to his base salary, Mr. Huss is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the Board. Mr. Huss received a $250,000 cash bonus when he joined the Corporation and was granted 250,000 stock options at an exercise price of $5.65. A first tranche of 50,000 options vested on the date of grant. The balance of these options vest over a four (4) year period in equal tranches of 50,000. Under the terms of his employment agreement, Mr. Huss will be granted $250,000 worth of DSUs per year over a five year period. The first year grant aggregated $239,382. The first and second tranches of these DSUs have been granted as at the date of this Circular. Mr. Huss’ agreement also provides for the payment of various amounts related to his venue to Canada. Mr. Huss agreed to non-solicitation, non-disclosure and assignment of intellectual property provisions in his employment agreement in favour of the Corporation. If the Corporation terminates Mr. Huss’ employment without just and sufficient cause, he will receive an amount equal to $1,500,000. The payment of this amount will be the sole monetary obligation of the Corporation. Furthermore, in the event of an “Acquisition of Control” (as defined below) of the Corporation, his employment agreement provides for an indemnity equal to 200% of his base salary and bonus (based on the last granted) if Mr. Huss’ employment is terminated by the Corporation or if Mr. Huss resigns on his own free will. In Mr. Huss’ agreement, an “Acquisition of Control” is defined as the acquisition by one person, by way of takeover bid or merger, of more than 50% of the issued and outstanding securities of the Corporation entitling such person to elect a majority of the directors on the Board. An “Acquisition of Control” excludes circumstances where one person and any person acting jointly or in concert with such person exercise voting rights representing more than 50% of the issued and outstanding voting securities of the Corporation if at least one of these persons does not hold more than 50% of the voting securities of the Corporation.

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Events	Severance ($)		Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—		—	101,770

Termination of Employment without Just Cause (3)	1,500,000		—	101,770

Termination of Employment in the event of an Acquisition of Control (4)	2,409,228	(5)	—	101,770

Voluntary Resignation in the event of an Acquisition of Control (4)	2,409,228	(5)	—	101,770

Voluntary Resignation (3)	—		—	101,770

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) and the respective exercise price of each vested option as at November 30, 2011.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value is determined by multiplying the number of DSUs held as at November 30, 2011 by the closing price of the Common Shares on the TSX on that date ($2.30).
(3)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.
(4)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) would be exercised.
(5)	As at November 30, 2011, no bonus had been paid to Mr. Huss. However, his employment agreement provided that in the event there occurred an “Acquisition of Control” of the Corporation between December 1, 2010 and November 30, 2011, he was entitled to receive 200% of his annual base salary and 200% of his annual targeted bonus.

Luc Tanguay

Senior Executive Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Luc Tanguay on October 30, 2001. His agreement was subsequently amended on May 9, 2002, June 7, 2004 and February 8, 2006. In addition to his base salary, Mr. Tanguay is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on the attainment of annual objectives. Mr. Tanguay was also entitled to stock options, which have all been granted. Under the terms of the agreement, Mr. Tanguay agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mr. Tanguay without just and sufficient cause, he will receive an amount equal to twenty-four (24) months of compensation (including bonus – based on the last granted – and the value of the Corporation’s benefits to which he was then entitled). The payment of this amount will be the sole monetary obligation of the Corporation. In addition, in the event the employment of Mr. Tanguay is terminated for any reason, including death, he will be entitled to exercise his stock options over a 24-month period, subject to the prior expiry of his stock options in accordance with their terms. Furthermore, in the event of a “Change of Control” (as defined below), his employment agreement provides for an indemnity equal to twenty-four (24) months of compensation (including bonus – based on the last granted – and the value of the Corporation’s benefits to which he was then entitled) if Mr. Tanguay’s employment is terminated by the Corporation, and twelve (12) months if Mr. Tanguay resigns on his own free will. In Mr. Tanguay’s agreement, a “Change of Control” is defined as a successful take-over bid, as such term is defined in the Securities Act (Québec).

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Events	Severance ($)		Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—		51,666	63,416

Termination of Employment without Just Cause (3)	1,175,470	(5)	51,666	63,416

Termination of Employment in the event of a Change of Control(4)	1,175,470	(5)	55,000	63,416

Voluntary Resignation in the event of a Change of Control(4)	587,735	(5)	55,000	63,416

Voluntary Resignation (3)	—		51,666	63,416

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) and the respective exercise price of each vested option as at November 30, 2011.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value shown under this column also includes the DSUs purchased by Mr. Tanguay through the conversion of 50% of his annual cash bonus into DSUs in the fiscal year 2010.
(3)	Under the terms of Mr. Tanguay’s employment agreement, the termination of his employment with the Corporation entitles him to exercise his vested options on the earlier of: twenty-four (24) months from his termination date; and the expiry date of the vested options.
(4)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) would be exercised.
(5)	As at November 30, 2011, the last bonus paid to Mr. Tanguay was the bonus he received for the fiscal year 2010 which amounted to $182,500.

Christian Marsolais

Vice President, Scientific Affairs and Alliances

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais was also entitled to stock options, which have all been granted. These stock options vest over a three-year period from the date of grant. Under the terms of the agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to nine (9) months of his annual base salary. The payment of this amount will be the sole monetary obligation of the Corporation.

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Events	Severance ($)	Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—	21,666	14,518

Termination of Employment without Just Cause (3)	199,514	21,666	14,518

Termination of Employment in the event of a Change of Control (4)	199,514	32,500	14,518

Voluntary Resignation in the event of a Change of Control (4)	—	32,500	14,518

Voluntary Resignation (3)	—	21,666	14,518

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) and the respective exercise price of each vested option as at November 30, 2011.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed.
(3)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.
(4)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) would be exercised.

Chantal Desrochers

Vice President, Business Development and Commercialization

The Corporation entered into an employment agreement for an indeterminate term with Mrs. Chantal Desrochers on March 14, 2005 and, on December 23, 2011, Mrs. Desrochers left the Corporation. Consistent with her employment agreement, Mrs. Desrochers received an amount equal to one-year of her annual base salary ($246,000).

The table below details the amount Mrs. Desrochers was entitled to receive as at November 30, 2011.

Events	Severance ($)	Value of Stock Options (1) ($)	Value of share-based awards ($)
Retirement (2)	—	34,502	—

Termination of Employment without Just Cause (2)	246,946	34,502	—

Termination of Employment in the event of a Change of Control (3)	246,946	37,002	—

Voluntary Resignation in the event of a Change of Control (3)	—	37,002	—

Voluntary Resignation (2)	—	34,502	—

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(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) and the respective exercise price of each vested option as at November 30, 2011.
(2)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.
(3)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Company assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) would be exercised.

Jocelyn Lafond

Vice President, Legal Affairs, and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 27, 2007. In addition to his base salary, Mr. Lafond is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the Senior Executive Vice President and Chief Financial Officer. Mr. Lafond was also entitled to stock options, which have all been granted. These stock options vest over a three-year period from the date of grant. Under the terms of the agreement, Mr. Lafond agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Lafond’s employment without just and sufficient cause, he will receive an amount equal to 12 months of his annual base salary. The payment of this amount will be the sole monetary obligation of the Corporation. Furthermore, in the event of a “Change of Control”, his employment agreement provides for an indemnity equal to 12 months of his annual base salary if his employment is terminated or if he resigns of his own free will within 24 months from such “Change of Control”. In Mr. Lafond’s agreement, a “Change of Control” is defined as a take-over bid, as such term is defined in the Securities Act (Québec), and as any transaction pursuant to which a person acquires the control of the Corporation.

Events	Severance ($)	Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—	21,666	11,500

Termination of Employment without Just Cause (3)	233,896	21,666	11,500

Termination of Employment in the event of a Change of Control (4)	233,896	32,500	11,500

Voluntary Resignation in the event of a Change of Control (4)	233,896	32,500	11,500

Voluntary Resignation (3)	—	21,666	11,500

(1)	The value assumes that upon the occurrence of an event, all vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) and the respective exercise price of each vested option as at November 30, 2011.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value shown in this column also includes the DSUs purchased by Mr. Lafond through the conversion of 16% of this annual cash bonus into DSUs in the fiscal year 2010.
(3)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.

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(4)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2011 on the TSX ($2.30) would be exercised.

6.	Performance Graph

The following graph compares a cumulative annual total shareholder return on a $100 investment in the Common Shares of the Corporation with a cumulative total shareholder return on the composite index S&P/TSX (previously known as the Toronto Stock Exchange 300 (TSE 300 Index)) assuming that all dividends are reinvested (“S&P”), the NASDAQ Biotechnology Index (“NBI”) and the AMEX Biotechnology Index (“BTK”).

	2007	2008	2009	2010	2011

Theratechnologies	100,00	15,86	32,41	55,67	22,66

S&P / TSX Composite Index	100,00	67,72	83,62	94,62	89,15

Amex Biotechnology Index (BTK)	100,00	71,92	107,18	137,83	129,93

NASDAQ Biotechnology (NBI)	100,00	77,79	93,26	104,76	122,73

The trend shown in the above performance graph indicates that, as at November 30 of each of the 2007, 2008, 2009, 2010 and 2011 years, the annual total shareholder return on a $100 investment in the Common Shares of the Corporation was below the S&P, the NBI and the BTK.

The total compensation of the Named Executive Officers (as they were for the fiscal years 2007, 2008, 2009, 2010 and 2011) declined from 2007 to 2008 by 23% reflecting the downward trend shown in

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the Corporation’s Common Share price. In 2009, total compensation increased by 57%. The increase is mostly explained by the value of stock options granted as compensation for the filing of a new drug application with the Food and Drug Administration of the United States. In 2010, despite the adoption of the DSU Plan and the grants of DSUs, the total compensation was below the 2008 total compensation and declined by 37% compared to 2009 in spite of the approval of EGRIFTATM by the Food and Drug Administration of the United States. For the fiscal year 2011, the total compensation of the Named Executive Officers increased by 101% over the 2010 total compensation. The increase results exclusively from the compensation paid to the President and Chief executive Officer. The total compensation of the other Named Executive Officers shown under “Summary Compensation Table” decreased by 39% on average from 2010 to 2011.

7.	Other Information

Description of the Share Purchase Plan

On February 16, 1999, the Board adopted a common share purchase plan (the “Share Purchase Plan”). The Share Purchase Plan was thereafter amended from time to time and, more recently, by the Board on February 24, 2009. The last amendments to the Share Purchase Plan were approved by the shareholders on March 26, 2009. As at the date of this Circular, no Common Share may be offered pursuant to the Share Purchase Plan because the offering period expired on March 31, 2012.

The Share Purchase Plan entitled full-time and part-time employees of the Corporation who, on a Participation Date (as defined below), were residents of Canada, were not under a probationary period and did not hold, directly or indirectly, five percent (5%) or more of the Corporation’s outstanding Common Shares, to directly subscribe for Common Shares of the Corporation. The Share Purchase Plan provided that a maximum of 550,000 Common Shares (0.90% of the issued and outstanding Common Shares as at November 30, 2011) could be offered to employees. During the fiscal year ended November 30, 2011, the Corporation issued 7,837 Common Shares under the Share Purchase Plan (0.013% of the issued and outstanding Common Shares as at November 30, 2011).

On May 1st and November 1st of each year (the “Participation Dates”), an employee could subscribe for a number of Common Shares under the Share Purchase Plan for an amount that did not exceed during such year 10% of his annual gross salary during said year. Under the Share Purchase Plan, the Board had the authority to suspend, differ or determine that no subscription of Common Shares would be allowed on a Participation Date if it was in the best interest of the Corporation.

The Share Purchase Plan provided that the number of Common Shares that could be issued to insiders, at any time, under all security based compensation arrangements of the Corporation, could not exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders, within any one-year period, under all security based compensation arrangements, could not exceed 10% of the outstanding Common Shares.

The subscription price for each new Common Share subscribed pursuant to the Share Purchase Plan was equal to the weighted average closing price of the Common Shares on the Toronto Stock Exchange during a period of five (5) days prior to a Participation Date. Employees could not assign or otherwise alienate their rights in the Share Purchase Plan.

At the election of an employee, the subscription price for Common Shares could be paid in cash or through an interest-free loan provided by the Corporation. In the last fiscal year, senior executives were not allowed to subscribe for Common Shares under the Share Purchase Plan by availing themselves of the loan program. The loans provided by the Corporation under the Share Purchase Plan

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were repayable by equal withholdings from a participant’s salary for a period not exceeding two (2) years. All loans could be prepaid at all times. The loans granted to any employee at any time could not exceed 10% of his then current annual gross salary. All Common Shares subscribed for through an interest-free loan were hypothecated to secure the full and final repayment of the loan and were held by the trustee, Computershare, until such full repayment. Loans were immediately due and repayable upon the occurrence of one of the following events: (i) the termination of the employment of an employee; (ii) the sale or seizure of the Common Shares being subject to a hypothec; (iii) the bankruptcy or insolvency of an employee; or (iv) the suspension of the payment of an employee’s salary or the revocation of his right to salary withholdings.

Shareholder approval was not required for all amendments to the Share Purchase Plan. For example, the Board of Directors could, without shareholder approval, make certain amendments of the following nature to the Share Purchase Plan such as: (i) formal minor or technical amendments to any provision of the Share Purchase Plan; (ii) corrections to any provision of the Share Purchase Plan containing an ambiguity, defect, error or omission; or (iii) changes that do not require shareholder approval as hereafter described. However, the following amendments required the approval by a majority of the shareholders present at a duly called shareholders’ meeting:

(a)	any extension of the term of the Share Purchase Plan;

(b)	any increase in the number of Common Shares reserved for issuance under the Share Purchase Plan;

(c)	any increase in the number of Common Shares that may be purchased annually by an employee;

(d)	any change in the formula to determine the subscription price of Common Shares; and

(e)	any increase in the amount an employee is authorized to borrow from the Corporation to purchase Common Shares under the Share Purchase Plan.

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ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE

The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			COMMENTS
1.	(a)	Disclose the identity of Directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors are “independent” within the meaning of the regulation:

			•	Gilles Cloutier;
			•	Robert Goyer;
			•	Gérald A. Lacoste;
			•	Paul Pommier;
			•	Bernard Reculeau; and
			•	Jean-Denis Talon.
In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the regulation:
			•	Gilles Cloutier;
			•	Gérald A. Lacoste;
			•	Paul Pommier; and
			•	Jean-Denis Talon.
	(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.

In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting were not “independent”:

			•	John-Michel T. Huss; and
			•	Luc Tanguay.
The determination was based on their roles and position within the Corporation.
(c)

Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Six (6) of the eight (8) directors are independent from the Corporation. Four (4) of the six (6) nominees proposed for election to the Board are independent from the Corporation.
	(d)	If a Director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.	N/A

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(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2011. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

As a matter of routine, the chair of the Board assess with the other independent directors after each meeting of the Board whether a meeting without the non-independent directors is required.

There were six (6) meetings of the independent directors in the financial year ended November 30, 2011.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assess with the other independent directors after each meeting of the committee whether a meeting without the non-independent directors is required.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does too provide leadership for its independent directors.

The chair of the Board, Paul Pommier, is independent. The chair of the Board’s role and responsibilities consist in:
			•	Representing the Corporation vis-à-vis shareholders and members of the public;
			•	Preparing the agendas for all Board meetings;
			•	Presiding over each Board meeting and shareholders meeting;
			•	Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;
			•	Following-up with the president and chief executive officer of the Corporation on material matters occurring in the normal course of business of the Corporation;
			•	Assessing the circumstances requiring the holding of special meetings of the Board; and
			•	Following-up with committee chairs on topics discussed at Board meetings.
	(g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Election of directors – Nominees”.
2.		Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix “A” attached to this Circular.
3.	(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Although the Board has not developed written position descriptions for the chair of the Board and the chair of each Board committee, the persons acting as chair of the Board and chairs of Board committees have the experience and necessary expertise to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the chair of the Board.

The chair of each Board committee’ s role and responsibilities consist in:

			•	Preparing the agendas for each Committee meeting;
			•	Presiding over each committee meeting; and
			•	Reporting to the Chair of the Board.
(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, in connection with the recruitment of the new President and Chief Executive Officer, the Board set the following expectations with respect to the role and responsibilities of the individual holding this position in a corporation the size of the Corporation and carrying out the activities carried out by the Corporation:

			•	Representing the Corporation vis-à-vis shareholders and members of the public;

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			•	Identifying market opportunities;
			•	Implementing strategies;
			•	Having leadership skills;
			•	Having an international network;
			•	Understanding of finance;
			•	Managing product launch;
			•	Reporting to the Board; and
			•	Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed at the Board level. The chair has frequent communication with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.	(a)	Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its Directors, and (ii) the nature and operation of issuer’s business.	The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix “B” to this Circular.
(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:
			•	Articles and books are sent to directors on topics relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;
			•	At Board meetings, members of management are invited to present on business activities;
			•	Consultants offer seminars on various topics relating to the business of the Corporation;
			•	Directors attending conferences or seminar addressing relevant topics to the Corporation.
5.	(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)      Disclose how a person may obtain the code;

(ii)     describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board has adopted a Code of ethics (the “Code”) on February 18, 2011.

The Code is available on the website of the Corporation at www.theratech.com under the section “Investor Centre - Corporate Governance – Policies”.

The Board monitors compliance with the Code by requiring that all employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The Board also relies on management to report any conduct that is contrary to the Code to the chair of the Board or the chair of the Nominating and Corporate Governance Committee.

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.
(b)

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to declare any interest a director has or may have in a transaction or an agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director disclose any interest it may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or

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committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.
	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Other than having adopted the Code, the Board does not take any other particular step to encourage and promote a culture of ethical business conduct. It relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6.	(a) (b)

Describe the process by which the Board identifies new candidates for Board nomination.

Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination. The Nominating and Corporate governance Committee is currently comprised of four (4) independent directors, namely:

			•	Gilles Cloutier;
			•	Robert Goyer;
			•	Gérald A. Lacoste (chair); and
			•	Paul Pommier

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

			•	Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or
			•	Retaining the services of a third-party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, this individual will be met by the chair of the Board and other Board members. In addition, the individual’s history will be reviewed.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix “C” to this Circular.
7.	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

The Compensation Committee meets at least once a year at the end of the fiscal year of the Corporation. During this meeting, the Compensation Committee will review, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assess the performance of each executive officer against the Corporation’s annual objective, the executive officer’s objectives and the performance of the shares to determine whether an executive officer is entitled to a bonus for his past services or other forms of compensation. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the Compensation Committee may review publicly-available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly-available information relating to the average percentage increase in compensation for executive officers in a particular year.

The Compensation Committee also reviews from time to time

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the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members. However, the Compensation Committee has mostly relied in the past of reviewing publically-available information.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation of the Compensation Committee.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently comprised of three (3) independent directors, namely: • Paul Pommier; • Bernard Reculeau; and • Jean-Denis Talon (chair).
	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are described in Appendix “D” to this Circular.
8.		If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.

Until February 2012, the Board had two (2) additional committees: the Financing Committee and the Strategic Committee. The Financing Committee was abolished in February 2012 and there remains solely the Strategic Committee whose role and functions now include those of the Financing Committee.

The Strategic Committee is currently comprised of four (4) independent directors, namely:

			•	Gilles Cloutier;
			•	Gérald A. Lacoste;
			•	Paul Pommier (chair); and
			•	Jean-Denis Talon.

The responsibilities, power and operation of the Strategic Committee are the followings:
			•	To assess and review various strategic business matters for the Corporation prior to making any recommendation to the Board on such business matters;
			•	To follow-up on any strategic business matters approved by the Board to ensure its implementation;
			•	To retain, when deemed necessary, independent third-party service providers to assist the committee in making a recommendation to the Board; and
			•	To review financing, in-licensing, out-licensing and acquisitions opportunities; and
			•	To accomplish any other function or tasks that are not delegated to the other committees and that the Board may legally delegate to a committee.
9.

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual Directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

The Nominating and Corporate Governance Committee reviews and approves a performance evaluation questionnaire that is forwarded to members of the Board. This questionnaire covers a wide range of issues and allows for comments and suggestions. The questionnaire covers Board and individual director performance as well as that of Board committees, and the Board and committee chairs.

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The responses to the questionnaire are sent on a no-name basis to the Corporate Secretary for review and compilation. The Corporate Secretary communicates with the chair of the Nominating and Corporate Governance Committee to review the responses and the chair of the Nominating and Corporate Governance Committee communicates with the chair of the Board to provide him with the results. The chair of the Board then communicates with each director to discuss the Board and Board Committee evaluations as well as individual director performance, including that of the Board and committee chairs.

The chair of the Board then reports the results to the Board.

The most recent evaluation was conducted in the last fiscal year and showed that the Board, Board committees, the chair of the Board, committee chairs and individual directors were fulfilling their responsibilities. As a result of the foregoing and the December reorganization carried out by the Corporation, the Board did not consider that the recruitment of a new member was necessary.

Audit Committee Information

Reference is made to the Annual Information Form of the Corporation dated February 27, 2012 for the year ended November 30, 2011 for the disclosure of information relating to the Audit Committee required under Form 52-110F1. A copy of this document can be found on SEDAR at www.sedar.com, on the Securities and Exchange Commission website at www.sec.gov, or by contacting the Corporate Secretary of the Corporation at its principal place of business located at 2310 Alfred-Nobel Blvd., Montreal, Québec, Canada, H4S 2B4.

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ITEM V.	OTHER INFORMATION

1.	Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements and Circular with each Canadian Securities Commission. Each year, the Corporation also files an Annual Information Form with such commissions. The Corporation qualifies as a “foreign private issuer” under the Exchange Act of 1934 of the United States and must file with the Securities and Exchange Commission of such country all documents filed with Canadian Securities Commissions. The financial information of the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2011. Copies of the Corporation’s financial statements, management proxy circular and Annual Information Form may be obtained on request to the Secretary of the Corporation at the following address: 2310 Alfred-Nobel Blvd, Montreal, Québec, Canada, H4S 2B4 or by consulting the SEDAR Website at www.sedar.com. or the Securities and Exchange Commission’s Website at www.sec.gov. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

2.	Approval by the Board of Directors

The content and the sending of this Circular have been approved by the Board of Directors of the Corporation on April 16, 2012.

Montreal, Québec, Canada, April 16, 2012.

Jocelyn Lafond Corporate Secretary

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APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

I. Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II. Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and others Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

APPENDIX A – MANDATE OF THE BOARD OF DIRECTORS
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.	Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidential”.

E.	Personal Behaviours

1.	Keep up-to-date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

III. External Advisors

In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

APPENDIX A – MANDATE OF THE BOARD OF DIRECTORS
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

IV. Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

V. Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI. Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII. Effective Date

This written mandate was adopted by the Directors at its February 8, 2006 Board meeting.

APPENDIX A – MANDATE OF THE BOARD OF DIRECTORS
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX B

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.	Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies et procedures and the “Undertaking” form (for signature);

D.	The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

APPENDIX B – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.	Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

APPENDIX B – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX C

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members; and

F.	Governance.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Corporation’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

c.	the availability of candidates.

2.	All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

APPENDIX C – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

3.	The Committee shall proceed as follows for the recruitment of candidates:

a.	as it is determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chairman of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chairman of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.	upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Corporation’s articles of incorporation and by law. As provided under the terms of the Corporation General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.	Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

E.	Orientation and Continuing Education of Board Members

Develop an orientation and continuing education policy for Directors.

APPENDIX C – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

F.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board in accordance with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

APPENDIX C – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XII.	Effective Date

This charter was adopted by the Directors during the February 8, 2006 Board meeting.

APPENDIX C – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX D

COMPENSATION COMMITTEE CHARTER

I.	Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	compensation of Senior Management;

B.	assessment of Senior Management;

C.	compensation of Directors;

D.	stock option grants;

E.	overall increase in total compensation.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management

1.	Develop a compensation policy for the Corporation’s Senior Management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long term incentive plans, stock options, indirect advantages and benefits proposed by the President and Chief Executive Officer.

2.	Review and establish all forms of compensation to Senior Management.

3.	Oversee, as required, employment contracts and terminations of Senior Management, notably severance pay.

4.	Oversee the Corporation’s annual report on Senior Management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

B.	Assessment of Senior Management

1.	Develop a written position description for the President and Chief Executive Officer.

2.	Establish general objectives annually for the President and Chief Executive Officer of the Corporation and for other members of senior management.

APPENDIX D – COMPENSATION COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

3.	Examine and review annually the President and Chief Executive Officer’s performance against specific performance criteria pre-established by the Committee.

4.	Examine, in collaboration with the President and Chief Executive Officer, the annual performance assessment of other senior managers.

C.	Compensation of Directors

1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants

1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s Management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

4.	Overall Increase in Total Compensation

Approve annually the Corporation’s increase in overall compensation.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

APPENDIX D – COMPENSATION COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the February 8, 2006 Board meeting.

APPENDIX D – COMPENSATION COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.